UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spirit AeroSystems Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

848574109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	848574109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

11,131,975

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

11,131,975

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,131,975

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.93%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	848574109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,864,109

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,864,109

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,864,109

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.74%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	848574109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Auerbach

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

11,131,975

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

11,131,975

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,131,975

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.93%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	848574109

Item 1.	(a).	Name of Issuer:

Spirit AeroSystems Holdings, Inc.

(b).	Address of issuer's principal executive offices:

3901 South Oliver Wichita, KS 67210

Item 2.	(a) – (b)	Hound Partners, LLC
101 Park Avenue, 48th Floor New York, NY 10178

Hound Performance, LLC 101 Park Avenue, 48th Floor New York, NY 10178

Jonathan Auerbach 101 Park Avenue, 48th Floor New York, NY 10178

	(c).	Citizenship:

Hound Partners, LLC – Delaware, USA Hound Performance, LLC – Delaware, USA Jonathan Auerbach - USA

(d).	Title of class of securities:

Class A Common Stock, $.01 par value per share

(e).	CUSIP No.:

848574109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	Hound Partners, LLC	11,131,975 shares

	Hound Performance, LLC	10,864,109 shares

	Jonathan Auerbach	11,131,975 shares

(b)	Percent of class:

	Hound Partners, LLC	7.93%

	Hound Performance, LLC	7.74%

	Jonathan Auerbach	7.93%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote

	Hound Partners, LLC	0

	Hound Performance, LLC	0

	Jonathan Auerbach	0

	(ii) Shared power to vote or to direct the vote

	Hound Partners, LLC	11,131,975 shares

	Hound Performance, LLC	10,864,109 shares

	Jonathan Auerbach	11,131,975 shares

	(iii) Sole power to dispose or to direct the disposition of

	Hound Partners, LLC	0

	Hound Performance, LLC	0

	Jonathan Auerbach	0

	(iv) Shared power to dispose or to direct the disposition of

	Hound Partners, LLC	11,131,975 shares

	Hound Performance, LLC	10,864,109 shares

	Jonathan Auerbach	11,131,975 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Hound Partners, LLC. None of these clients own more than five percent of the Issuer's Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
(Date)

HOUND PARTNERS, LLC (1)

By:	/s/ Courtney Lewis
Courtney Lewis, Authorized Person

HOUND PERFORMANCE, LLC (1)

By:	/s/ Courtney Lewis
Courtney Lewis, Authorized Person

/s/ Jonathan Auerbach (1)
JONATHAN AUERBACH

(1)	The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment number one dated February 16, 2016 relating to the Class A Common Stock, $.01 par value per share of Spirit AeroSystems Holdings, Inc. shall be filed on behalf of the undersigned.

HOUND PARTNERS, LLC

By:	/s/ Courtney Lewis
Courtney Lewis, Authorized Person

HOUND PERFORMANCE, LLC

By:	/s/ Courtney Lewis
Courtney Lewis, Authorized Person

/s/ Jonathan Auerbach
JONATHAN AUERBACH

Exhibit B

Hound Partners, LLC is the relevant entity for which Jonathan Auerbach may be considered a control person.